                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                              (Amendment No. Two)*


                            TeleTech Holdings, Inc.
                    ---------------------------------------
                                (Name of Issuer)


                     common stock, par value $.01 per share
                    ---------------------------------------
                         (Title of Class of Securities)


                                  879939 10 6
                    ---------------------------------------
                                 (CUSIP Number)


                               December 31, 2001
                    ---------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

 [ ]  Rule 13d-1(b)
 [ ]  Rule 13d-1(c)
 [X]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))
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CUSIP NO.   879939 10 6               13G                     Page 2 of 5 Pages

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      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Kenneth D. Tuchman

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

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                          SOLE VOTING POWER
                     5
     NUMBER OF            36,083,807(1)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          426,799(2)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             36,083,807(1)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          426,799(2)
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      36,510,606
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [x]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      47.8%

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      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN

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(1) Includes 306,895 shares held by a limited liability limited partnership in which Mr. Tuchman is the controlling general partner and 8,091 shares held by the Tuchman Family Irrevocable Trust.

(2) Includes (i) 100,000 shares owned by a limited liability partnership in which Mr. Tuchman and his spouse own direct or indirect controlling partnership interests, (ii) 300,000 shares owned by the Tuchman Family Foundation, established to benefit entities that have been granted exempt status under Section 501(c)(3) of the Internal Revenue Code, (iii)
    16,799 shares owned by trusts of which Mr. Tuchman's spouse is the sole trustee, and (iv) 10,000 shares owned by Mr. Tuchman's spouse. The sole beneficiaries of the trusts are various members of Mr. Tuchman's extended family; accordingly, Mr. Tuchman disclaims beneficial ownership of all shares held by the trusts. Mr. Tuchman also disclaims beneficial ownership of all shares held by the Tuchman Family Foundation and those shares held by Mr. Tuchman's spouse.

CUSIP No. 879939 10 6             SCHEDULE 13G                  Page 3 of 5

ITEM 1(a)  NAME OF ISSUER

     This Amendment No. 2 to Schedule 13G relates to the common stock, par value $.01 per share, of TeleTech Holdings, Inc., a Delaware corporation (the "Issuer"). The percentages contained herein assume that there are 76,394,951 shares of Issuer's common stock issued and outstanding, as reported by Issuer in its most recent quarterly report on Form 10-Q.

ITEM 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     The Issuer's principal executive offices are located at 9197
     S. Peoria Street, Englewood, CO  80112.

ITEM 2(a)  NAME OF PERSON FILING:

     This Amendment No. 2 to Schedule 13G is being filed by Kenneth D.
     Tuchman.

ITEM 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     The principal business address of Mr. Tuchman is 9197
     S. Peoria Street, Englewood, CO  80112.


ITEM 2(c)  CITIZENSHIP:

     Mr. Tuchman is a citizen of the United States of America.

ITEM 2(d)  TITLE OF CLASS OF SECURITIES:

     common stock, par value $.01 per share, of the Issuer

ITEM 2(e)  CUSIP NUMBER:

     879939 10 6

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

     (a) [ ]  broker or dealer registered under Section 15 of the Act.
     (b) [ ]  bank as defined in Section 3(a)(6) of the Act.
     (c) [ ]  insurance company as defined in Section 3(a)(19) of the Act.
     (d) [ ] investment company registered under Section 8 of the Investment Company Act.
     (e) [ ]  investment adviser in accordance with
              Rule 13d-1(b)(1)(ii)(E).
     (f) [ ] employee benefit Plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
     (g) [ ] parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
     (h) [ ] savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
     (i) [ ] church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
     (j) [ ]  group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 879939 10 6             SCHEDULE 13G                  Page 4 of 5

ITEM 4.  OWNERSHIP.

 Set forth below is information regarding the aggregate number and percentage of the Issuer's common stock that is beneficially owned by the reporting person as of the date this Amendment No. 2 is filed.

 (a)  Amount beneficially owned:  36,510,606

 (b)  Percent of class:  47.8%

 (c)  Number of shares as to which the person has:

    (i)   Sole power to vote or to direct the vote: 36,083,807

    (ii)  Shared power to vote or to direct the vote: 426,799

    (iii) Sole power to dispose or to direct the disposition of: 36,083,807

    (iv)  Shared power to dispose or to direct the disposition of: 426,799

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

    Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

    Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

    Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

    Not applicable.

ITEM 9.  NOTICES OF DISSOLUTION OF GROUP.

    Not applicable.

ITEM 10. CERTIFICATION.

    Not applicable.

CUSIP No. 879939 10 6             SCHEDULE 13G                  Page 5 of 5


                                   SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2002

                                       /s/ Kenneth D. Tuchman
                                       ----------------------
                                       Kenneth D. Tuchman